EXHIBIT 3

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

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SABA CAPITAL MASTER FUND, LTD., and ) SABA CAPITAL MANAGEMENT, L.P.,	)	Civil Action No.
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Plaintiffs,	)
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v.	)	COMPLAINT
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ASA GOLD AND PRECIOUS METALS, LTD., MARY JOAN HOENE, BRUCE HANSEN, WILLIAM DONOVAN, AXEL MERK, and ANTHONY ARTABANE	)
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Defendants.	)

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Plaintiffs Saba Capital Management, L.P. ("Saba Capital") and Saba Capital Master Fund, Ltd. ("Saba Master Fund") (together, "Saba"), for their Complaint against Defendants ASA Gold and Precious Metals, Ltd. ("ASA"), Mary Joan Hoene, Bruce Hansen, William Donovan, Axel Merk, and Anthony Artabane (each a "Director" and, collectively, the "Board"), states as follows:

NATURE OF THE ACTION

1. In December 2023, ASA adopted an unlawful and discriminatory shareholder rights plan ("Poison Pill" or "Pill"), which would give certain common shareholders rights to acquire one additional ASA common share at $1.00 per share for each common share owned, but would deny such rights to shareholders with beneficial ownership of more than 15% of ASA.

2. ASA's Poison Pill violates the Investment Company Act of 1940 (the "40 Act"), pursuant to which "no registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock," except, as relevant, "upon the exercise of any warrant . . . issued in accordance with the provisions of section 80a-18(d) of this title." 15 U.S.C. § 80a-23(b)(4). Section 80a-18(d), in turn, requires that any such subscription rights must be "issued exclusively and ratably to a class or classes of such company's security holders." 15 U.S.C. § 80a-18(d) (emphasis added).

3. The Pill provides subscription rights for ASA common stock that are not ratable to the class of common shareholders, at far below the net asset value of the stock, in plain violation of the ICA.

4. As the beneficial owner 16.9% of the common shares of ASA, Saba Capital and the funds it manages, including Saba Master Fund, have been harmed by the Poison Pill.

5. Saba seeks rescission of ASA's unlawful Poison Pill, and a declaration that the Pill violates and is void under the 40 Act.

PARTIES

6. Plaintiff Saba Capital is a limited partnership organized under the laws of Delaware with its principal place of business located at 405 Lexington Avenue, New York, New York. It is the investment manager of Saba Master Fund and other investment funds, which are collectively the beneficial owners of 16.9% of the outstanding shares of ASA.

7. Plaintiff Saba Master Fund is a Cayman Islands exempted company that currently beneficially holds common shares of ASA.

8. Defendant ASA is a Bermuda limited liability company, with its executive offices at Three Canal Plaza, Suite 600, Portland, ME. ASA is listed on the New York Stock Exchange under ticker symbol "ASA," and conducts substantial business in New York.

9. Defendant Mary Joan Hoene is a citizen of New York, a current Director of ASA, and has been a Director of ASA since 2014.

10. Bruce Hansen is a citizen of Colorado, a current Director of ASA, and has been a Director of ASA since 2014.

11. William Donovan is a citizen of Pennsylvania, a current Director of ASA, and has been a Director of ASA since 2020.

12. Axel Merk is a citizen of California, a current Director of ASA, and has been a Director of ASA since 2022.

13. Anthony Artabane is a citizen of New York, and was a Director of ASA from 2019 to 2023.

JURISDICTION AND VENUE

14. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the 40 Act, 15 U.S.C. § 80a-43, 28 U.S.C. § 1331, and 28 U.S.C. § 1391(b).

15. This Court has personal jurisdiction over ASA because ASA has sufficient minimum contacts within the District as to render the exercise of jurisdiction over ASA by this Court permissible under traditional notions of due process. ASA is also subject to personal jurisdiction pursuant to: ASA Bylaw 156, pursuant to which ASA consented to shareholder suits "in any court of the United States"; 15 U.S.C. § 80a-43, including because ASA transacts business in this District; and the law of the State of New York, including N.Y. C.P.L.R. § 302, including by conducting continuous and systematic business in this District, by causing harm to Saba in this District, and because this action arises out of events and transactions in this District.

16. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. §§ 1391(b)-(c) because ASA transacts business in this District, a substantial part of the events giving rise to the claim occurred in this District, Saba has been harmed in this District, and ASA is subject to personal jurisdiction in this District.

FACTUAL BACKGROUND

17. ASA is a closed-end precious metals and mining fund registered under the 40 Act.

18. Each of the Directors was a member of the Board at the time ASA adopted the Poison Pill, and participated in and authorized the adoption of the Pill.

19. The Poison Pill gives common shareholders the right to acquire one additional ASA common share at $1.00 per share for each common share owned, but denies that right to shareholders who acquire beneficial ownership of more than 15% of ASA after the adoption of the Pill.

20. ASA's Poison Pill is discriminatory and specifically targeted at Saba. In its January 2, 2024 press release announcing the Pill, ASA conceded that the Board adopted the Pill "in response to the rapid and significant accumulation of ASA shares by Saba Capital Management, LP."

21. Saba's beneficial ownership interest in ASA was 16.9% at the time ASA adopted the Poison Pill, and remains 16.9% as of the filing of this Complaint. A minimal additional purchase of ASA's outstanding common shares by Saba will trigger the Pill, and all common shareholders other than Saba will be entitled to acquire additional shares at the discounted price.

22. ASA's Poison Pill is unlawful under the 40 Act.

23. Any offering of rights to subscribe to or purchase ASA common stock below ASA's net asset value can only be conducted pursuant to Section 18(d) of the 40 Act, and the Poison Pill fails to meet the requirements of Section 18(d).

24. The Pill entitles certain shareholders to purchase, and requires ASA to sell, ASA's common stock at well below its net asset value. At all times since the adoption of the Pill, ASA's common shares have had a net asset value of greater than $1.00 per share.

25. The subscription rights provided by the Pill are not ratable to the class of common shareholders, as required by Section 18(d) of the 40 Act. The Pill denies certain holders, including Saba, of the right to acquire additional shares in ASA in proportion to their holdings of ASA common stock-a right that is available to other common shareholders under the Pill.

26. The Poison Pills conflicts with the 40 Act's plain text as well as its stated policies and purposes, including to prevent discrimination among or against shareholders, to prevent entrenched management by insiders, and to prevent inequitable distribution of the control of investment companies.

27. ASA's Poison Pill, as reflected in, among other documents, the December 31, 2023 Rights Agreement, which was filed with the U.S. Securities Exchange Commission as an exhibit to ASA's January 2, 2024 Form-8K, is a binding contract between and among ASA, its Directors, and ASA's common shareholders, including Saba. The Rights Agreement acknowledges that the Agreement was made "for the sole an exclusive benefit of the Company, the Rights Agent, and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares)." Rights Agreement § 30 (emphasis added).

28. As the beneficial owner of 16.9% of the outstanding common shares of ASA and a party to the illegal contract made by ASA, Saba Capital and the funds it manages, including Saba Master Fund, have been and continue to be harmed by the Poison Pill.

29. While the Pill includes a "grandfathering" provision, such that it is not triggered by ownership stakes, like Saba's, which were already above 15% at the time the Pill was adopted, a minimal additional purchase of shares by Saba representing 0.25% of ASA common stock will trigger the Pill.

30. Funds managed by Saba, including Saba Master Fund, have not acquired, and will not acquire, as many additional shares in ASA as they would were the Poison Pill not in effect, and the Pill has prevented Saba from acquiring shares with the ratable subscription rights to which Saba, as a member of the class of common shareholders, is entitled under the 40 Act.

31. The Poison Pill is harmful to the value of Saba's investment in ASA, and to Saba's trading activity and business practices.

32. ASA has persistently traded at a substantial discount to its net asset value (in other words, the market value of ASA is less than the combined value of the assets it holds). Specifically, from November 30, 2018 to November 30, 2023, ASA's average discount to NAV was -14.79%. By interfering with shareholders' ability to hold underperforming fund managers to account, the Poison Pill decreases the value of Saba's shares in ASA. By entrenching ASA's management, the Pill creates an agency cost wherein expense ratios, director compensation levels, and managerial advisor fees are higher than they would be absent the Pill, decreasing the value of Saba's shares in ASA.

33. One of Saba's business practices is to exercise the voting rights rightfully associated with Saba's economic stake, in order to make its voice heard in matters pertaining to the management of shareholder capital, as well as informing the directors that shareholders have a means of holding them accountable in votes for the election of directors, approval of advisory agreements, and other governance matters. The Pill prevents Saba from trading in ASA's shares with knowledge that it will be able to acquire sufficient shares to accomplish those goals.

34. Saba cannot determine whether it will be a worthwhile investment to accumulate or maintain additional shares without clarity as to what its rights will be if it triggers the Pill. Saba's trading activity is currently being impeded and harmed by the Pill.

35. Given current market conditions, Saba would acquire more than its current 16.9% beneficial ownership stake in ASA given the imminent risk that the Pill will deny Saba the ratable subscription rights to which it is entitled under the ICA.

FIRST CLAIM FOR RELIEF

(Rescission Under the Investment Company Act)

36. Saba repeats and realleges each of the allegations contained in paragraphs 1 through 35 above as if set forth in full herein.

37. The 40 Act provides a private right of action for a party to a contract that violates the 40 Act to seek rescission of that violative contract. Oxford Univ. Bank v. Lansuppe Feeder, LLC, 933 F.3d 99, 109 (2d Cir. 2019) ("ICA § 47(b)(2) [15 U.S.C. § 80a-46(b)(2)] creates an implied private right of action for a party to a contract that violates the ICA to seek rescission of that violative contract.").

38. ASA's Poison Pill, as reflected in, among other documents, the December 31, 2023 Rights Agreement, which was filed with the U.S. Securities Exchange Commission as an exhibit to ASA's January 2, 2024 Form-8K, is a binding contract between and among ASA, its Directors, and ASA's common shareholders, including Saba.

39. The Poison Pill violates the 40 Act, rendering so much of the Pill, or other binding resolutions of ASA as include the Pill, illegal and void under the 40 Act. For example, under the 40 Act, "no registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock," except, as relevant, "upon the exercise of any warrant . . . issued in accordance with the provisions of section 80a-18(d) of this title." 15 U.S.C. § 80a-23(b)(4). Section 80a-18(d), in turn, requires that any such subscription rights must be "issued exclusively and ratably to a class or classes of such company's security holders." 15

U.S.C. § 80a-18(d) (emphasis added).

40. Saba has no adequate remedy at law.

SECOND CLAIM FOR RELIEF

(Declaratory Judgment)

41. Saba repeats and realleges each of the allegations contained in paragraphs 1 through 40 above as if set forth in full herein.

42. The Poison Pill unlawfully commits ASA to sell common shares of ASA to certain shareholders at below the net asset value of those shares, and denies funds managed by Saba Capital, including Saba Master Fund, from acquiring stock in ASA with the ratable subscription rights to which Saba, as a member of the class of common shareholders, is entitled under the 40 Act.

43. By adopting the Pill, ASA has created a substantial and immediate controversy between the parties, of sufficient immediacy and reality to warrant declaratory relief, as to whether doing so violates the 40 Act.

44. Accordingly, Saba seeks a declaratory judgment under 28 U.S.C. § 2201 et seq. to determine its rights and obligations, including whether the Poison Pill is illegal under 15 U.S.C.

§ 80a-23(b), 15 U.S.C. § 80a-18(d), and void pursuant to 15 U.S.C. § 80a-46.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for judgment as follows:

a. Declaring that the Poison Pill violates the 40 Act, 15 U.S.C. § 80a-23(b) and 15

U.S.C. § 18(d);

b. Rescinding the Poison Pill, pursuant to 15 U.S.C. § 80a-46;

c. Declaring the Poison Pill void, pursuant to 15 U.S.C. § 80a-46;

d. Permanently enjoining Defendants, their agents and representatives, and all other persons acting in concert with them, from implementing the Poison Pill;

e. Awarding Saba costs and disbursements, including a reasonable allowance for Saba's attorneys' fees and experts' fees and pre- and post-judgment interest; and

f. Such other and further relief as the Court may deem necessary and proper.

DEMAND FOR JURY TRIAL

Pursuant to Rule 38 of the Federal Rules of Civil Procedure, Plaintiff hereby demands a trial by jury as to all issues so triable.

Dated: January 31, 2024

/s/ Mark Musico
Jacob W. Buchdahl Mark Musico
SUSMAN GODFREY LLP
1301 Avenue of the Americas, 32nd Floor New York, NY 10019
Tel: 212-336-8330
jbuchdahl@susmangodfrey.com mmusico@susmangodfrey.com

Attorneys for Plaintiffs